Exhibit 4.2

PROMISSORY NOTE

Loan No. 22000167

U.S. $2,500,000.00      Honolulu, Hawaii

Dated: July 30, 2015

FOR VALUE RECEIVED, the undersigned, CYANOTECH CORPORATION, a Nevada corporation, and NUTREX HAWAII, INC., a Hawaii corporation (individually and collectively, "Borrower"), promise to pay FIRST FOUNDATION BANK, a California corporation ("Bank") or order, the principal sum of TWO MILLION FIVE HUNDRED THOUSAND AND N0/100 DOLLARS ($2,500,000.00) or so much thereof as is disbursed, with interest on the unpaid principal balance from the date of disbursement under this Note, until paid, at the rate specified below. All payments shall be payable at Two Waterfront Plaza,

500 Ala Moana Boulevard, Suite 2A, Honolulu, Hawaii 96813, or such other place as the Note holder may designate.

During the term of this Note from the date of disbursement hereunder, principal and interest shall be paid in consecutive monthly installments in the amount of THIRTY-SIX THOUSAND FIVE HUNDRED TWENTY-TWO AND N0/100 DOLLARS ($36,522.00) commencing on October 01, 2015, and to be paid on the 1st day of each month thereafter.

During the term of this Note, the amount of the monthly installments shall equal that amount sufficient to fully amortize the unpaid balance of this Note, together with interest at the applicable rate, computed as and when provided below, in equal monthly installments over a period of seven (7) years (the "Amortization Period"), effective as of the date of disbursement hereunder. The amount of the monthly installments shall be re determined and fixed when the interest rate changes as stated below, and all payments will be due on the 1st day of each month commencing on October 01, 2015, until this Note has been paid in full. All remaining indebtedness, if not sooner paid, shall be due and payable on September 01, 2022, the maturity date.

Interest shall be calculated on the basis of a 365-day year.

All payments shall be applied first to accrued interest, then to the principal balance and then to any charges payable by the Borrower.

During the term of this Note, the interest rate shall be determined based upon the "Prime Rate" as defined below. The "Prime Rate" means the variable rate of interest that is two percent (2.00%) per annum in excess of the variable rate of interest, on a per annum basis, which is announced and/or published in the Money Rates section in the Western Edition of the Wall Street Journal from time to time as its Prime Rate ("WSJ Prime Rate"). The interest rate shall be initially established and then adjusted and fixed quarterly based upon the Prime Rate on April1st, July 1st, October 1st and January 1st. If the WSJ Prime Rate becomes unavailable, the Lender may designate a reasonable substitute index after notice to the Borrower.

Notwithstanding anything to the contrary stated above, in no event shall any interest rate on the Note be less than SIX PERCENT (6.00%) per annum. If at any time, as a result of any change to the WSJ Prime Rate or the spread added thereto, calculation of such interest rate results in a rate less than 6.00%, then such interest rate on the outstanding principal balance of this Note shall instead be 6.00% per annum until calculation of such interest rate results in a rate greater than 6.00% per annum, in which case the interest rate shall be as calculated.

If any monthly installment under this Note is not paid when due and remains unpaid for ten (10) days after written notice thereof is mailed to the Borrower, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note holder, without notice or demand. The Note holder may exercise this option to accelerate during any Event of Default (as defined in the Term Loan Agreement executed concurrently herewith) by Borrower regardless of any prior forbearance.

It is expressly understood and agreed that a default by Borrower under any loan extended to Borrower by Note holder shall be deemed a default of any or all of the loans and Note holder may elect to exercise and enforce any and all remedies as may be provided herein and available to Note holder at law or in equity.

Borrower shall pay to the Note holder a late charge of FIVE PERCENT (5%) of any monthly installment not received by the Note holder within ten (10) days after the installment is due. Such charge may be imposed only once on each delinquent installment, and is compensation to the holder for the additional costs and lost opportunities resulting from the delay.

In the event of any Event of Default, including in the repayment of the indebtedness evidenced by this Note, if the holder of this Note shall engage an attorney to enforce this Note or to collect the indebtedness evidenced hereby, whether or not an action is commenced, the Borrower shall be liable to the holder for all costs of collection and charges allowed by law, together with a reasonable sum as and for an attorney's fee, and any payments of those costs, charges and fees by the holder shall be an indebtedness under this Note.

Borrower shall pay a prepayment fee during the first five (5) years of this Note as follows:

(a)      FIVE PERCENT (5%) of the principal amount prepaid if prepaid during the first year of this Note;

(b)      FOUR PERCENT (4%) of the principal amount prepaid if prepaid during the second year of this Note;

(c) THREE PERCENT (3%) of the principal amount prepaid if prepaid during the third year of this Note;

(d) TWO PERCENT (2%) of the principal amount prepaid if prepaid during the fourth year of this Note;

(e) ONE PERCENT (1%) of the principal amount prepaid if prepaid during the fifth year of this Note.

The prepayment fee expires after the first five years of this Note. Thereafter, Borrower may prepay the principal amount outstanding in whole or in part, without charge, provided that, Borrower gives the Note holder at least twenty (20) days prior written notice of any prepayment in excess of $100,000.00. Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent monthly installments or change the amount of such installments, unless the Note holder shall otherwise agree in writing.

Presentment, demand, protest, notice of dishonor and protest are hereby waived by all makers, sureties, guarantors and endorsers hereof. This Note shall be the joint and several obligation of all makers, sureties, guarantors and endorsers, and shall be binding upon them and their successors and assigns.

Any notice to Borrower provided for in this Note shall be given by mailing such notice by certified mail addressed to Borrower at the Borrower's Address stated below, or to such other address as Borrower may designate by written notice to the Note holder. Any notice to the Note holder shall be given by mailing such notice by certified mail, return receipt requested, to the Note holder at the address stated in the first paragraph of this Note, or at such other address as may have been designated by notice to Borrower.

The indebtedness evidenced by this Note is secured by that certain Mortgage, Security Agreement and Financing Statement and Assignment of Lessor's Interest in Leases and Rents executed concurrently herewith. Reference is made to the Mortgage, Security Agreement and Financing Statement and Term Loan Agreement executed concurrently herewith for rights as to acceleration of the indebtedness evidenced by this Note.

This Note shall be governed by and construed in accordance with the laws of the

State of Hawaii.

Notwithstanding any provision to the contrary, the rate of interest which Borrower shall be required to pay to Note holder shall in no event, contingency or circumstance exceed the maximum rate permitted under the laws of the State of Hawaii. If, from any circumstance whatsoever, performance by Borrower of any obligation under this Note at the time performance shall be due (including, without limiting the generality of the foregoing, the payment of any fee, charge or expense paid or incurred by Borrower which shall be held to be interest), shall involve transcending the limits of validity prescribed by law, then, automatically, such obligation to be performed shall be reduced to the limit of such validity prescribed by law. If, notwithstanding the foregoing limitations, an excess interest shall at the maturity of the Note be determined to have been received, the same shall be deemed to have been held as additional security. The foregoing provisions shall never be superseded or waived and shall control every other provision of all agreements between Note holder and Borrower.

The parties hereto agree that this instrument may be executed in counterparts, each of which shall be deemed an original, and said counterparts shall together constitute one and the same agreement, binding all of the parties hereto, notwithstanding all of the parties are not signatory to the original or the same counterparts. For all purposes, including, without limitation, recordation, filing and delivery of this instrument, duplicate unexecuted and unacknowledged pages of the counterparts may be discarded and the remaining pages assembled as one document.

Borrower's Address:	CYANOTECH CORPORATION,
a Nevada corporation
73-4460 Queen Kaahumanu Highway
Suite 102	By /s/ Gerald Cysewski
Kailua-Kona, Hawaii 96740	GERALD CYSEWSKI
Its Executive Vice President

By /s/ Jolé Deal
JOLE DEAL
Its Chief Financial Officer

NUTREX HAWAII, INC.,
a Hawaii corporation

73-4460 Queen Kaahumanu Highway	By /s/ Gerald Cysewski
Suite 102	GERALD CYSEWSKI
Kailua-Kona, Hawaii 96740	Its Executive Vice President

By /s/ Jolé Deal JOLE DEAL Its Chief Financial Officer

Borrower

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